Mail Stop 3561

October 1, 2007

Frederick W. Bogdan
General Counsel
MSCI Inc.
88 Pine Street
New York, New York 10017

>    **Re:    MSCI, Inc.**
>    **Amendment No. 1 to Registration Statement on Form S-1**
>    **Filed September 10, 2007**
>    **File No. 333-144975**

Dear Mr. Bogdan:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

Summary Consolidated Financial and Other Data, page 11

1.    We note your response to our prior comment 4; however, we disagree with your conclusion.  As such, we reissue our prior comment that the use of EBITDA as a performance measure because investors use it to evaluate companies that have substantial amortization of intangible assets, can not be the sole support for presenting a non-GAAP financial measure.  Further, the use of EBITDA because it excludes your amortization of intangible costs, which you believe to be higher than the industry standard, is also not a valid reason for its presentation.  In this regard, just because a certain category of your

costs are higher than competitors within your industry does not mean it is useful to investors to ignore it (particularly since your disclosures on page 15 indicate that you believe that these intangible assets provide you with a competitive advantage and a future benefit to your company).  As such, please revise your filing to eliminate the use of EBITDA and consider including a discussion in MD&A, which discusses the impact of intangible assets on your business and why your costs are higher than your competitors.

Use of Proceeds, page 33

2.      We note your responses to our prior comments 7 through 10, however, we disagree with your conclusions and reissue our prior comments.  Please note that while SAB topic 1:B:3 allows for the presentation of the effect of the dividend on the latest balance sheet, it also requires the presentation of  pro-forma earnings for the latest year and interim period.  Please revise.

Product Sales, page 91

3.      We note your new disclosure in response to our prior comment number 15.  Please disclose the remaining terms for each of the referenced contracts.

Changes in Estimates, page F-10

4.      We note your response to our prior comment 18.  The factors collected by management during the reassessment period do not appear to represent new information or factors related your clients.  In this regard, the "new factors" noted in your response may have been new to you, but are not new information, and merely an explanation related to why late payments occurred by your customers.  We believe that this information was readily available with proper due diligence or an appropriate accounts receivable system.  As such we disagree with your conclusions and reissue our prior comment with specific emphasis on the fact that it does not appear the change was a result of new external information or changes in circumstances surrounding the quality of your client's credit history or specific receivables.  Accordingly, the number of doubtful accounts that existed at each of the previous balance sheet dates does not appear to have changed.  Instead, your use of the facts that existed at the time the financial statements were prepared, such as your visibility as well as your ability to identify and track uncollectible accounts, was enhanced.  Therefore, it appears that this situation should be accounted for as a correction of an error under SFAS 154.  As such, please revise to restate your financial statements, and provide disclosure required by paragraph 26 of SFAS 154 or advise, as appropriate.

*      *      *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Juan Migone at (202) 551-3312 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3412 with any other questions.

Sincerely,

Amanda McManus
Branch Chief

Richard D. Truesdell, Jr., Esq.
Davis Polk & Wardell